SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this

Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)

under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Announcement  |  Lisbon  |  5 May 2014

Qualified Holding and Long Position

Portugal Telecom, SGPS S.A. (“PT”) informs that it was notified by Barclays Plc that, in addition to the long position that was already previously held, this entity now also holds a qualified holding corresponding to more than 2% of PT’s share capital and voting rights.

This change resulted from an early termination of a cash settled swap over 20,000,000 PT shares and subsequent purchase, over the counter, of 20,000,000 PT shares. These transactions were executed on 22 April 2014 by Barclays Capital Securities Limited.

As a result of such transactions, Barclays Plc’s now holds a qualified holding corresponding to 30,800,291 ordinary shares representing 3.44% of PT’s share capital and corresponding voting rights and a long position corresponding to 31,070,120 ordinary shares representing 3.47% of PT’s share capital and corresponding voting rights.

It was further communicated that Barclays Capital Securities Limited currently holds the following financial instruments:

Financial Instrument	Nr. of shares underlying	Expiry date	% of share capital and voting rights
Contract for Difference	164,829	n.a.	0.02%
Contract for Difference	105,000	n.a.	0.01%

Finally, PT was informed that Barclays Plc holds the qualified holding and long position identified above as follows:

•                                         Barclays Wealth Managers Portugal — SGFIM S.A.: 93,000 ordinary shares held, representing 0.01% of the share capital and voting rights in PT;

•                                         Barclays Bank Plc: 162,945 ordinary shares held, representing 0.02% of the share capital and voting rights in PT;

•                                         Barclays Capital Inc: 926,826 ordinary shares held, representing 0.10% of the share capital and voting rights in PT;

•                                         Barclays Capital Securities Limited: 29,617,520 ordinary shares held, representing 3.30% of the share capital and voting rights in PT, and 269,829 ordinary shares via cash settled financial instruments, representing 0.03% of the share capital and voting rights in PT.

This statement is pursuant to the terms and for the purposes of articles 17 of the Portuguese Securities Code and 2 and 2-A of the Portuguese Securities Commission Regulation no. 5/2008, following a communication received from Barclays Plc, a company incorporated under the laws of the United Kingdom, with registered office at 1 Churchill Place, London E14 5HP, United Kingdom.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.